Exhibit 3.440

State of Delaware Secretary of State Division or Corporations Delivered 06:55 PM 12/16/2008 FILED 06:26 PM 12/16/2008 SRV 081202417 - 4634561 FILE

CERTIFICATE OF FORMATION

OF

SOUTHWEST FLORIDA HMA HOLDINGS, LLC

1.	The name of the limited liability company is Southwest Florida HMA Holdings, LLC.

2.	The address of its registered office in the State of Delaware is: Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned have executed this Certificate of Formation of Southwest Florida HMA Holdings, LLC this 15th day of December, 2008.

/s/ Timothy R. Parry
Timothy R. Parry, Organizer
Health Management Associates, Inc.
5811 Pelican Bay Boulevard, Suite 500
Naples, Florida 34108